UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
No Act
P.E. 12-17-02

03000879

January 2, 2003

Linda S. Peterson
Associate General Counsel
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

Act 1934
Section
Rule 14A-8
Public Availability 1-2-2003

Re: Occidental Petroleum Corporation
Incoming letter dated December 17, 2002

Dear Ms. Peterson:

This is in response to your letter dated December 17, 2002 concerning the shareholder proposal submitted to Occidental by Robert D. Morse. We also have received a letter from the proponent dated December 23, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

RECEIVED
2002 DEC 19 AM 9:02
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 17, 2002

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D. C. 20549

Re: Occidental Petroleum Corporation
Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Occidental Petroleum Corporation, a Delaware corporation ("Occidental" or the "Company"), requests your concurrence that the stockholder proposal received by the Company from Mr. Robert Morse, is attached hereto as Exhibit A (the "Proposal"), may properly be omitted from the proxy materials for the Company's 2003 Annual Meeting of Stockholders. The Proposal requests that the proxy voting card be revised to delete the word "except" ("withhold" in Occidental's case) in connection with the vote on directors and insert the word "against" in its place.

Occidental believes the proposal may be omitted under Rule 14a-8(i)(2) and Rule 14a-8(i)(3) because it contains false and misleading statements. Rule 14a-8(i)(2) permits the omission of a shareholder proposal if such proposal's implementation would cause the company to violate any federal law to which it is subject. Rule 14a-8(i)(3) permits the omission of a shareholder proposal when such proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. Rule 14a-9 provides that "no solicitation shall be made by means of any proxy statement, form of proxy,.... containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statement therein not false or misleading . . ."

In two recent no-action letters, Lucent Technologies Inc. (November 18, 2002) ("Lucent") and The Coca-Cola Co. (February 6, 2002) ("Coca Cola") (copies of which are attached hereto as Exhibits B and C, respectively), the Staff excluded a proposal under Rule 14a-8(i)(2) that was substantially identical to the Proposal. The Staff in each case, in excluding the proposal under

Rule 14a-8(i)(2), asserted that "because Lucent's/Coca-Cola's governing instruments do not opt out of the plurality voting that is otherwise specified in Delaware law, it appears that implementation of the proposal would result in Lucent's/Coca Cola's proxy materials being false or misleading under rule 14a-9."

Both Lucent and Coca Cola are organized under Delaware law. Section 216 of the Delaware General Corporation Law (the "DGCL") provides that a corporation's directors are elected by a plurality of votes cast unless otherwise provided in the certificate of incorporation or by-laws of the corporation. Because neither Lucent nor Coca Cola had opted out of this plurality voting requirement, a vote against a nominee for election as director would have no effect in determining whether a nominee is elected as a director.

The Company's position is identical to that of Lucent and Coca Cola. Occidental, like both of those companies, is a Delaware corporation. As discussed above, Section 216 of the DGCL provides that in the absence of any specification in a corporation's certificate of incorporation or bylaws, "directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." 8 Del. C. § 216(3). Occidental did not opt out of the plurality vote in its Certificate of Incorporation. Moreover, Article III, Section 2 of the Company's By-laws, a copy of which is attached as Exhibit D, specifically provides that "Except as provided in Section 2 of this Article III, ***directors shall be elected by a plurality of the votes cast*** at Annual Meetings of Stockholders,..."(emphasis added). The exception in Section 3 refers to the right of holders of preferred stock to nominate and elect a specified number of directors in certain circumstances.

As explained in Lucent and Coca Cola, under plurality voting, nominees for director who receive the greatest number of favorable votes are elected. Even if a greater number of votes were voted against the election of a particular nominee than were voted for his election, that nominee would nonetheless be elected so long as the votes for that nominee's election exceeded the number of votes cast in favor of the other nominees. Thus, votes cast against a nominee director will not have any "legal effect".

In Release No. 34-16356 (November 21, 1979), the Commission adopted amendments to the rule that prescribes the form of the proxy card, Rule 14a-4. In that release, the Commission specifically considered and rejected a requirement, similar to that contained in the Proposal, that proxy cards provide a space for shareholders to vote "against" nominees for directors, and instead required that proxy cards provide a space for shareholders to withhold voting authority for directors because, in a plurality vote situation, a vote "against" a director has no effect. As noted in the Lucent and Coca-Cola requests, to provide shareholders a proxy card that indicates the shareholder may vote "against" a director could mislead a shareholder into believing that a vote "against" a director will be given effect in the tabulation of votes cast. Recognizing this in amending Rule 14a-4, the Commission stated "with respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an "against" vote may have questionable legal effect and therefore could be confusing and misleading to shareholders."

The Proposal would require the Company to follow the very procedure that the Commission determined was misleading to shareholders. The Company would be required to format its proxy card in a manner inconsistent with Rule 14a-4, and its proxy card would be misleading because shareholders would be given the impression that "against" votes would have an effect on the outcome of the election. As the Commission found in Lucent, Coca-Cola and AT&T Corp. (March 11, 2002), the proposed change to the proxy card would contravene Rule 14a-9. Accordingly, the Company believes that the Proposal may be excluded from the Proxy Materials pursuant to Rules 14a-8(2) and 14a-8(3).

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as counsel for the Company.

In accordance with Rule 14a-8(d), a copy of this letter is being sent to Mr. Morse with a letter from the Company notifying him of Occidental's intention to omit the Proposal from its proxy materials. A copy of that letter is enclosed as Exhibit E.

Also enclosed are six copies of this letter with exhibits and an additional receipt copy of this letter. Please return the receipt copy in the enclosed self-addressed stamped envelope.

Occidental plans to deliver its proxy materials to the mailing house on or about March 10, 2002, in order that mailing may commence by March 13, 2002. Accordingly, we would appreciate receiving your response no later than Friday, February 28, 2002. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,

Linda S. Peterson

Linda S. Peterson

Enclosures

cc: Mr. Robert Morse

EXHIBIT A

Office of the Secretary
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph:856 235 1711
August 23, 2002

RECEIVED
AUG 3 0 2002
BY:

Dear Secretary:

I wish to enter a proposal for the Year 2003 Proxy Material.

I have over $2000.00 stock equity, and have held same over one year. Also, I plan to be personally or represented at the meeting. There could well be offers after proxy delivery.

My request has been omitted on some previous offerings due to non-attendance at meetings However, the SEC Rules of 1934, as amended, permit publication if the proponent has a valid reason for non-representation or appearance at the meeting. It is my contention that travel to the designated meeting is a problem for an elderly person, expensive, only to repeat the request in the short time allotted to speak, after hours of travel, and only a percentage of stockholders personally attending and maybe listen and vote "FOR". Management has their expenses paid by the Company, and there is no remuneration for a proponent. Therefore, the "attendance by proponent rule" is exclusionary and benefits a Corporation unfairly.

Thank you for your interest.

Enclosures

Robert D. Morse
Robert D. Morse

Office of the Secretary
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles. CA 9004

Robert D. Morse
212 Highland Avenue
Moorestown NJ 08057-2717

Ph: 856 235 1711
August 25, 2002

Dear Secretary:

I, Robert D. Morse, 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock, wish to enter the following proposal for the Year 2003 Proxy Material. I intend to hold stock until beyond the meeting, as required.

PROPOSAL

Management and Directors are requested to change the format of the Proxy Material. This is a single proposal and includes the voting card, noting WHAT to change.

Remove the word "EXCEPT' and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement [if applicable] placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management. The proxy is the property of stockholders, and must not be confiscated, regardless of Corporate statements of Rules of Incorporation or State Rules. Rules are NOT laws!

REASONS:

Shareholders have been denied a vote "AGAINST" Directors for many years, benefiting Management and Directors in their zeal for re-election and determination to stay in office by whatever means. This is the only area in which an "AGAINST" choice is omitted. Likewise, Management's claiming votes of signed but unmarked proxy choice is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt to prevent further solicitation of a vote.

FURTHER:

Management claims the right to advise an "Against" vote in matters presented by shareowners. The shareowners likewise have the right to ask for a vote "AGAINST" all company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks.

Thank you,

Robert D. Morse
Robert D Morse

Robert Morse
212 Highland Ave
Moorestown, NJ 08057-2717


Greetings from
WEST
VIRGINIA
34
2002


3c USA

OFFICE OF THE SECRETARY
OCCIDENTAL PETROLEUM CORP
10889 WILSHIRE BOULEVARD
LOS ANGELES, CA 90024

9002444201

February 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated December 21, 2001

The proposal requests that the board make particular revisions to its proxy materials.

We are unable to conclude that AT&T has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Grace K. Lee
Attorney-Advisor

February 15, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated December 26, 2001

The proposal requests that the board make particular revisions to its proxy materials.

We are unable to concur in your view that Merck may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Merck may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to conclude that Merck has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that Merck may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Merck may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Merck may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Grace K. Lee
Attorney-Advisor

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OCCIDENTAL PETROLEUM CORPORATION **CUSIP: 67459910**

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Name: ROBERT D MORSE
Social Security/TIN: 146-10-5563

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Issue Date	Prefix	Suffix	Credit Code	Shares	Debit Code	Debit Date	Stop
02/22/1999	NYD	445300	1-Normal	900.0000			
02/11/1999	NYD	445064	1-Normal	1,000.0000			

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OCCIDENTAL PETROLEUM CORPORATION **CUSIP: 67459910**

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Name:	ROBERT D MORSE	**Class:**	Individual Male
Account Number:	MORSE----ROBED0000	**Last Activity:**	01/21/2000
Old Account Number:			
Social Security/TIN:	146-10-5563	**Date Closed:**	
Investor ID:	1250-5262-4846		

Notice Address:
ROBERT D MORSE
212 HIGHLAND AVE
MOORESTOWN NJ 08057-2717

Dividend Address:

Registered Shares:	1,900.0000	**Tax Category:**	No Withholding
Book Balance:	.0000		
Conversion Balance:	.0000	**Account Codes:**	Tefra Certified
Total:	1,900.0000		

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EXHIBIT B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2002

Eugene Serban
Corporate Counsel
Lucent Technologies Inc.
600 Mountain Avenue
Room 6G-214
Murray Hill, NJ 07974

Re: Lucent Technologies Inc.
Incoming letter dated October 3, 2002

Dear Mr. Serban:

This is in response to your letter dated October 3, 2002 concerning the shareholder proposal submitted to Lucent by Robert D. Morse. We also have received a letter from the proponent dated October 10, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

November 18, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lucent Technologies Inc.
Incoming letter dated October 3, 2002

The proposal requests that the board make a particular revision to its proxy materials.

There appears to be some basis for your view that Lucent may exclude the proposal under rule 14a-8(i)(2). In this regard, because Lucent's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in Lucent's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Lucent omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Lucent relies.

Sincerely,

Gail A. Pierce
Attorney-Advisor

Lucent Technologies
Bell Labs Innovations

Eugene Serban
Corporate Counsel
Law Division

600 Mountain Avenue
Room 6C-214
Murray Hill, NJ 07974 USA

Phone 908 582 8807
Fax 908 582 8048
serban@lucent.com

October 3, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lucent Technologies Inc./Request for Exclusion From Proxy Materials of Shareholder Proposal of Robert Morse

Ladies and Gentleman:

Lucent Technologies Inc., a Delaware corporation (the "Company"), is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2003 annual meeting of shareholders (the "Proxy Materials") a shareholder proposal (the "Proposal") (attached hereto as Exhibit A) submitted by Mr. Robert Morse (the "Proponent"). We request that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Proxy Materials for the reasons set forth below. In order to allow us to complete the mailing of our Proxy Materials in a timely fashion, we would appreciate receiving your response by November 8, 2002.

The Proponent submitted his original proposal to the Company in a letter, dated August 23, 2002 (attached hereto as Exhibit B). This letter included two proposals that the Proponent desired to be included in the Proxy Material. The Company sent the Proponent a letter, dated September 12, 2002, notifying him of the deficiencies pursuant to the rules of the Commission (attached hereto as exhibit C). The Proponent corrected the deficiencies in his original proposal and re-submitted the Proposal along with a cover letter, dated September 18, 2002. The Company received this letter and the Proposal on September 20, 2002.

The Proposal is as follows:

PROPOSAL

Management and Directors are requested to make the following change to the format of the Proxy Voting Card:

Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column.

REASONS:

Shareholders have been denied a vote " AGAINST" Directors for many years, benefiting Management and Directors in their zeal for re-election and determination to stay in office by whatever means. This is the only area in which and "AGAINST" choice is omitted. "EXCEPT" and "ABSTAIN" are NOT deductible from ""FOR", therefore unfair to the shareholders. The Management's selection for Directors have an advantage to be elected, as few, if any other nominees are ever presented.

FURTHER:

Management claims the right to advise and "AGAINST vote in matters presented by Shareowners. The Shareowners likewise have the right to ask for a vote "AGAINST" all company selected nominees for Director. Note the news of present exposures of Corporate Director's wasteful remuneration to Management after their election.

The Company believes that the Proposal can be omitted from the Proxy Materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 for the following reasons:

- The Proposal, if implemented, would cause the Company to violate Federal law and the federal proxy rules within the meaning of Rule 14a-8(i)(2) and Rule 14a-8(i)(3).
- The Proposal should be omitted under Rule 14a-8(i)(10) because it has already been substantially implemented.
- The Proposal should be omitted under Rule 14a-8(i)(8) because it relates to an election for membership on the company's board of directors.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as counsel for the Company.

1. THE PROPOSAL SHOULD BE OMITTED BECAUSE IT WOULD, IF IMPLEMENTED, CAUSE THE COMPANY TO VIOLATE THE FEDERAL PROXY RULES AND FEDERAL LAW UNDER RULE 14A-8(I)(2) AND RULE 14A-8(I)(3)

Rule 14a-8(i)(2) permits the omission of a shareholder proposal if such proposal's implementation would cause the company to violate any federal law to which it is subject. Rule 14a-8(i)(3) permits the omission of a shareholder proposal when such proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. Rule 14a-9 provides that "no solicitation . . . shall be made by means of any proxy statement . . . containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statement therein not false or misleading . . .". The Company believes that the Proposal may be excluded under Rules 14a-8(i)(2) and 14a-8(i)(3) because it contains false and misleading statements.

In a recent no-action letter, The Coca-Cola Co. (February 6, 2002) ("Coca Cola") (attached hereto as Exhibit D), the Staff excluded a proposal under Rule 14a-8(i)(2) that was substantially identical to the Proposal. The Staff in Coca-Cola, in excluding the proposal under Rule 14a-8(i)(2), asserted that "because Coca-Cola's governing instruments do not opt out of the plurality voting that is otherwise specified in Delaware law, it appears that implementation of the proposal would result in Coca Cola's proxy materials being false or misleading under rule 14a-9." In Coca Cola, the company was organized under Delaware law. The company in Coca Cola, by way of a supporting legal opinion, indicated that Section 216 of the Delaware General Corporation Law (the "DGCL") provides that a corporation's board of directors are elected by a plurality of votes cast unless otherwise provided in a corporation's charter or by-laws. Because Coca Cola had not opted out of this plurality voting requirement, a vote against a nominee for election as director would have no effect in determining whether a nominee is elected as a director.

Similarly, in AT&T Corp. (March 11, 2002) ("AT&T"), the Staff followed its decision in Coca Cola and under Rule 14a-8(i)(2) excluded a proposal that was substantially identical to the proposal in Coca Cola and to the Proposal. Similar to the Staff's conclusion in Coca Cola, the Staff in AT&T asserted that "because AT&T's governing instruments do not opt out of the plurality voting that is otherwise specified by New York law, and therefore it appears that implementation of the proposal would result in AT&T's proxy materials being false or misleading under rule 14a-9." The Staff's decision was based on a reconsideration request for omission made by the company due to the recent Coca Cola no-action precedent.

The legal position of the Company is identical to that of Coca Cola. The Company, like Coca Cola, is a Delaware corporation. As discussed above, Section 216 of the DGCL provides that in the absence of any specification in a corporation's certificate of incorporation or bylaws, "directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." 8 Del. C. § 216(3). Section 2.8 of the Company's bylaws (attached hereto as Exhibit E) provides that "at all meetings of the stockholders at which directors are to be elected shall be by ballot, and, subject to the rights of the holders of any series of Preferred Stock to elect directors under an applicable Preferred Stock Designation, a plurality of the votes cast thereat shall elect directors." Furthermore, the Company did not opt out of the plurality vote in its certificate of incorporation. Therefore, like Coca Cola, the directors of the Company are elected by a plurality vote. In this respect, the Company is typical of Delaware corporations. North Fork Bancorporation, Inc. v. Toal, Del. Ch., C.A. No. 18147, slip op. at 10 n.12 (Nov. 8, 2000) ("North Fork"). ("Typically, directors of Delaware corporations are elected by a plurality of voting power present at a meeting in person or represented by proxy."). The Proposal, if implemented, would therefore cause the Company to violate Federal law and the Commission's proxy rules as explained below.

Under plurality voting, nominees for director who receive the greatest number of favorable votes are elected. As a consequence, a vote "against" a director, in and of itself, has no effect. Even if a greater number of votes were voted against the election of a particular nominee than were voted for his election, that nominee would nonetheless be elected so long as the votes for her election exceeded the number of votes cast in favor of the other nominees. Thus, votes cast against a nominee director will not have any "legal effect."

Moreover, when the Commission adopted amendments to the rule that prescribes the form of the proxy card, Rule 14a-4 in 1979, the Commission specifically considered and rejected a requirement, similar to that contained in the Proposal, that proxy cards provide a space for shareholders to vote "against" nominees for directors. See, Release No. 34 – 16356 (November 21, 1979). Instead the Commission determined to require that proxy cards provide a space for shareholders to withhold voting authority for directors because, in a plurality vote situation, a vote "against" a director has no effect. Consequently, to provide shareholders a proxy card that indicates the shareholder may vote "against" a director, therefore, could mislead a shareholder into believing that a vote "against" a director will be given effect in the tabulation of votes cast. Recognizing this in amending Rule 14a-4, the Commission stated "with respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an 'against' vote may have questionable legal effect and therefore could be confusing and misleading to shareholders." Id. Accordingly, the term 'withhold authority' has been substituted in the rule.

Therefore, implementing the Proposal would require the Company to follow the very procedure that was rejected by the Commission as misleading to shareholders. The

Company would be required to format its proxy card in a manner inconsistent with Rule 14a-4, and its proxy card would be misleading because it would give shareholders the misimpression that "against" votes would have an effect on the outcome of the election. This result would contravene Rule 14a-9, as the Staff recognized in Coca Cola and AT&T.

Accordingly, the Company believes that the Proposal should be excluded from the Proxy Materials pursuant to the recent, and virtually identical, Coca Cola and AT&T no action precedents and Rules 14a-8(2) and 14a-8(3).

2. THE PROPOSAL SHOULD BE OMITTED UNDER RULE 14A-8(I)(10) BECAUSE IT HAS ALREADY BEEN SUBSTANTIALLY IMPLEMENTED

The Proposal is moot because the Company's existing proxy card and a proxy card as revised by the Proposal would produce the identical result in determining which director nominee is elected to the company's board. Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if it has been rendered moot because a company has already substantially implemented the proposal. The Commission has indicated that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented. The applicable standard under the rule is one of substantial implementation. See Release No. 34-20091 (August 16, 1983).

The Proposal seeks to change the proxy card by removing the word "except" and inserting the word "against" in the vote for directors section of the proxy card. Although the Company's proxy card does not have the word "except", the Proposal can be interpreted as seeking to replace the word "withhold" with "against".

As previously stated (see Point 1 above), the Company, as a Delaware corporation, has not opted out of the plurality voting prescribed by the DGCL and the Company's bylaws specifically requires plurality voting for the election of directors. Under plurality voting, nominees for director who receive the greatest number of favorable votes are elected. As a consequence, a vote "against" a director, in and of itself, has no effect. Thus, for plurality voting, whether the proxy card has the term "withhold" or the term "against" the result of the election would be identical.

The Company, therefore, believes that the Proposal should be excluded under Rule 14a-8(i)(10) because under the Company's current proxy card the outcome of the election for directors is the same as the outcome would be under a revised proxy card as sought by the Proposal.

3. THE PROPOSAL SHOULD BE OMITTED UNDER RULE 14A-8(I)(8) BECAUSE IT RELATES TO AN ELECTION FOR MEMBERSHIP ON THE COMPANY'S BOARD OF DIRECTORS

Rule 14a-8(i)(8) permits companies to omit a shareholder proposal if the proposal relates to an election for membership to the company's board of directors.

In a recent no-action letter, Exxon Mobil Corporation (February 26, 2002) ("Exxon"), the Staff excluded a proposal from the Proponent's family member under Rule 14a-8(i)(8) that was substantially identical to the Proposal.

Similar to the proposal in Exxon, the second paragraph of the supporting statement submitted to the Company implicitly recommends that shareholders vote against the election of the Company's director nominees. In particular, this paragraph states that "Shareowners likewise have the right to ask for a vote "AGAINST" all Company selected nominees for Director".

Although the Proponent's statement regarding the voting of the Company's director nominees is a part of the supporting statement, the Staff has previously made clear that Rule 14a-8 permits the exclusion not just of shareholder proposals that on their face relate to an election of directors, but also of shareholder proposals where the supporting statements make recommendations regarding an election of directors. See Phillips Van-Heusen Corp. (April 6, 1999) ("Van-Heusen"). In Van-Heusen, the penultimate paragraph of a statement in support of a proposal relating to executive compensation stated: "Please vote YES for this proposal and place an 'X – against All', for #1 proposal on line for 'except' director nominees, until they stop this practice." The Staff determined that the company could omit the proposal in its entirety unless the proponent deleted this reference to voting for director nominees. See also Crown Cork & Seal Co., Inc. (February 24, 1999) (the proposal and statement were similar to Van-Heusen, and Staff determined that the proposal can be omitted); Entergy Corp. (January 19, 1999) (the proposal and statement were similar to Van-Heusen, and Staff determined that the proposal can be omitted).

Accordingly, the Company believes that the Proposal, like the substantially identical proposal in Exxon, can be omitted under Rule 14a-8(i)(8).

For the reasons set forth above, The Company believes that the Proposal may be omitted from its Proxy Materials in accordance with Rule 14a-8. If the Staff disagrees with our conclusion that this Proposal may be omitted from our Proxy Materials, I would appreciate an opportunity to discuss the matter with the Staff prior to issuance of its formal response.

As required by Rule 14a-8(j), we have enclosed a total of six copies of this letter, and the exhibits referenced in the letter. We are also sending a copy of this letter to the Proponent.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed, stamped envelope. If you have any questions regarding this matter, please contact me at (908) 582-8807.

Very truly yours,

Eugene Serban
Corporate Counsel

Enclosures

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*2002 SEC No-Act. LEXIS 159, **

2002 SEC No-Act. LEXIS 159

Securities Exchange Act of 1934 -- Rule 14a-8(i)(2), 14a-9

February 6, 2002

CORE TERMS: proxy, nominee, card, election, shareholder, shareowner, voted, plurality, voting, elected, annual meeting, withhold, unfair, proponent, misleading, false and misleading, votes cast, staff, sentence, omit, holder, remuneration, format, attachment, implemented, stockholder, announcing, excessive, bylaws, legal effect

[*1] The Coca-Cola Company

TOTAL NUMBER OF LETTERS:
3

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 6, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 14, 2001

The proposal requests that the board make particular revisions to its proxy materials.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(i)(2). In this regard, because Coca-Cola's governing instruments do not opt out of the **plurality** voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in Coca-Cola's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rule 14a-8 (i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Coca-Cola relies.

Sincerely,

Grace K. Lee

Attorney-Advisor

INQUIRY-1:

Mary F. Morse Family Trust
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711

December 26, 2001

Securities and **[*2]** Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Request for deletion of Proposal
Coca-Cola Corporation

Letter of December 13, 2001
Rules: 14a-8[i][2], [3], 14a-4[b][2], etc.

Ladies and Gentlemen:

I wish to make the following statements:

Quote from Law Firm of Morris, Nichols, Arsht, & Tunnell, Page 3 Lines 21-22, and Page 4, Line 1:

---- "Rule 14a-4[b][2] was justified saying "**because most corporate votes typically require a plurality** [and not a majority as was required by [the defendants] the bylaws the commen-tators concerns were well founded".

Corporations are taking advantage of unfair "cumulative" voting in the vote for their selections for nomination as Director. Rarely are their more nominations than those to fill the upcoming vacancies, and the deletion of "Against" assures their election, no matter the 'concerned thoughts' of the commentators who pressured to change the Rules, that a share-owner would be mislead. Instead, they are denied an American's 'Right of Dissent' !

Why else would Corporate Management formulate and include such language in the Corporate Charter and the Proxies, except for their own advantage of continuance in office through **[*3]** nominating Directors who in turn vote for Management and their remuneration?

1. The "Rules" are not laws, but a "procedural process", therefore it is permissible to bypass or ignore same when shown to be discriminatory or more favorable to certain parties at the expense of another.

2. The continuous claim that a short and plain proposal could be **false and mislead-ing** to the shareholder is an insult of their intelligence and should be deplored in answering their comments. The firm of Hogan & Hartman LLP on Page 4, Par. 4 includes the Commission's thoughts on this matter. It is obvious that pressure was applied by those who would benefit by this procedure. "Against" is as plain as "No" which a child learns to say early in life.

3. The claim that a shareholder has no right to a say regarding election of directors and yet they comment as they please on shareholder proposals is also unfair, since a reason for

doing so is to inform "why" the statement is made.

This Proponent has presented a clear and correctly written Proxy Proposal and should have the right to have it printed.

Sincerely,

Mary F. Morse

INQUIRY-2:

HOGAN & HARTSON
L.L.P.

COLUMBIA SQUARE
555 THIRTEENTH STREET, **[*4]** NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

(202) 637-5846
SABARR@HHLAW.COM

December 14, 2001

Rule 14a-8(i)(2)
Rule 14a-8(i)(3)
Rule 14a-8(i)(8)
Rule 14a-8(i)(10)

BY HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Coca-Cola Company/Exclusion From Proxy Materials of Share Owner Proposal Submitted by Mary F. Morse Family Trust

Ladies and Gentlemen:

On behalf of The Coca-Cola Company, a Delaware corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2002 annual meeting of share owners (the "Annual Meeting") a share owner proposal (the "Proposal") submitted by the Mary F. Morse Family Trust (the "Proponent"). The Company asks that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from **[*5]** its Annual Meeting proxy statement for the reasons set forth below. The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on March 4, 2002. In accordance with Rule 14a-8 (j), six copies of this letter and its exhibits are enclosed.

As more fully set forth below, we believe that the Proposal and its supporting statements may be excluded from the Company's Annual Meeting proxy materials for the following reasons:

> (1) the Proposal may be excluded under Rule 14a-8(i)(2) and 14a-8(i)(3) because its implementation would cause the Company to violate the federal proxy rules;
>
> (2) the second sentence of the Proposal may be omitted under Rule 14a-8(i)(10) because that portion of the Proposal has already been substantially implemented;
>
> (3) portions of the Proposal and its supporting statement may be excluded under Rule 14a-8(i)(3) because they contain statements that are false and misleading; and
>
> (4) the Proposal may be omitted pursuant to Rule 14a-8(i)(8) because the supporting statement relates to an election of directors.

BACKGROUND AND PROPOSAL

The Proponent submitted two proposals to the Company by letter dated October 1, 2001, **[*6]** a copy of which is attached hereto as **Exhibit A.** By letter dated October 8, 2001, a copy of which was delivered to the Proponent on October 12, 2001, the Company notified the Proponent that only one proposal could be submitted for consideration, and suggested that Proponent specify which proposal Proponent wished to submit. (A copy of the Company's October 8, 2001 letter, with attachments and evidence of delivery, is attached hereto as **Exhibit B.**) By letter of October 12, 2001, a copy of which the Company received on October 23, 2001, the Proponent specified that the first of the two proposals submitted was to be considered the Proponent's submission. (A copy of the Proponent's October 23, 2001 letter is attached hereto as **Exhibit C.**)

The Proponent's October 23, 2001 letter contained the following proposal for share owner consideration at the Annual Meeting:

> Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all **[*7]** signed proxies but not voted as to choice will be voted at the discretion of Management.

GROUNDS FOR EXCLUSION

I. **Implementation of the Proposal would cause the Company to violate the federal proxy rules within the meaning of Rule 14a-8(i)(2) and Rule 14a-8(i)(3)**

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders who meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals. However, Rule 14a-8 permits companies to exclude from their proxy statements certain types of proposals for substantive reasons. One type of proposal that can be excluded from a company's proxy statement is a proposal that would result in a violation of federal law or the proxy rules. Specifically, Rule 14a-8(i)(2) permits companies to omit a shareholder proposal if the proposal's implementation would cause the company to violate any federal law to which it is subject and Rule 14a-8(i)(3) permits companies to omit a shareholder proposal if the proposal is "contrary to any of the Commission's proxy rules."

The Proposal would require the Company to indicate on its proxy cards **[*8]** that share owners may vote "against" the election of a director rather than "withhold authority" to vote for a director. It is our view that implementation of this requirement of the Proposal would require the Company to format proxy cards in a manner inconsistent with Rule 14a-4(b)(2) of the Commission's proxy rules. As discussed below, implementation of the Proposal would also result in a proxy card that would be false and misleading, in contravention of Rule 14a-9. Therefore, we believe that the Company may exclude the Proposal from its proxy materials pursuant to Rules 14a-8(i)(2) and (i)(3).

The form of proxy cards providing for the election of directors is governed by Rule 14a-4(b)(2), which states:

> A form of proxy which provides for the election of directors shall set forth the names of persons nominated for election as directors. Such form of proxy shall clearly provide any of the following means for security holders to withhold authority to vote for each nominee:
>
> (i) a box opposite the name of each nominee which may be marked to indicate that authority to vote for such nominee is withheld; or
>
> (ii) an instruction in bold-face type which indicates that the security **[*9]** holder may withhold authority to vote for any nominee by lining through or otherwise striking out the name of any nominee; or
>
> (iii) designated blank spaces in which the security holder may enter the names of nominees with respect to whom the shareholder chooses to withhold authority to vote; or
>
> (iv) any other similar means, provided that clear instructions are furnished indicating how the security holder may withhold authority to vote for any nominee.
>
> . . . .

When the Commission adopted amendments to Rule 14a-4 in 1979, the Commission specifically considered and rejected a requirement, similar to that contained in the Proposal, that proxy cards provide a space for shareholders to vote "against" nominees for directors. n1 Instead the Commission determined to require that proxy cards provide a space for shareholders to withhold voting authority for directors. This is because in many jurisdictions directors are elected by a **plurality** vote. In a **plurality** vote, a vote "against" a director will have no effect. To provide shareholders a proxy card that indicates the shareholder may vote "against" a director, therefore, could mislead a shareholder into believing that a vote "against" a director **[*10]** will be given effect in the tabulation of votes cast. Recognizing this in amending Rule 14a-4, the Commission stated, "With respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an 'against' vote may have questionable legal effect and therefore could be confusing and misleading to shareholders. Accordingly, the term 'withhold authority' has been substituted in the rule." n2 n1 Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Release No. 34 - 16356 (November 21, 1979).

n2 *Id.* To address the situation where applicable state law gives effect to votes cast against a nominee, the Commission provided the following instruction to Rule 14a-4(b): "If applicable state law gives legal effect to votes cast against a nominee, then in lieu of, or in addition to, providing a means for security holders to withhold authority to vote, the issuer should provide a similar means for security holders to vote against each nominee." An opinion of Delaware counsel to the Company confirming that Delaware law does not give legal effect to votes cast against a nominee is attached hereto as **Exhibit D.** Because Delaware law does not give legal effect to votes cast against a nominee, the foregoing instruction to Rule 14a-4 does not apply to the Company. **[*11]**

Implementation of the Proposal would require the Company to follow the very procedure that was rejected by the Commission as misleading to shareholders. The Company would be required to format its proxy card in a manner inconsistent with Rule 14a-4, and its proxy card would, in contravention of Rule 14a-9, be misleading.

Prior Staff letters considering Rule 14a-4 have permitted companies to exclude proposals similar to the Proposal. For example, in *Niagara Mohawk Power Corp.* (March 11, 1993), the Staff permitted the company to exclude from its proxy materials in reliance on Rule 14a-8(c)(2) a shareholder proposal that would have required the company to replace "WITHHOLD" on its proxy cards with the word "AGAINST". n3 *See also First Empire State Corp.* (January 26, 1978) (permitting exclusion of a portion of a proposal that would require proxies to provide shareholders a means to vote "for" or "against" the election of directors in reliance on Rule 14a-8(c)(3)); *General Electric Company* (February 7, 1975), *review denied* (April 18, 1975) (noting, "Rule 14a-4(b)(2) would prohibit 'FOR' and 'AGAINST' boxes for the election of directors" and therefore permitting omission **[*12]** of a proposal requiring such boxes on the grounds that it would be contrary to the proxy rules); *United Banks of Colorado, Inc.* (March 13, 1973) (permitting exclusion of a proposal unless the proponent revised the proposal so that it no longer required "For" and "Against" ballot boxes in the election of directors). n4

n3 Some of the staff no-action letters cited in this letter were issued under a predecessor version of Rule 14a-8, in which predecessor versions of paragraphs (2), (3), (8) and (10) of Rule 14a-8(i) appeared as paragraphs (2), (3), (8) and (10) of Rule 14a-8(c), respectively. Rule 14a-8 was amended in 1998, at which time these provisions of the Rule were revised. *See* Release No. 34-40018 (May 21, 1998). For purposes of the analysis in this letter, these revisions had no effect on the Rule's applicability.

n4 We are aware of one no action letter, *TECO Energy, Inc.* (December 29, 1993), in which a proposal that would have required "FOR" and "Against" voting choices for the election of director nominees was not permitted to be excluded by a company. In that instance, however, the company argued only that the proposal had been substantially implemented, and the Staff did not consider the applicability of Rules 14a-8(i)(2) and (i)(3) to the proposal. **[*13]**

Accordingly, we believe the Proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(2) and Rule 14a-8(3) because its implementation would require the Company to violate the federal proxy rules.

II. The second sentence of the Proposal may be omitted under Rule 14a-8(i)(10) because that portion of the Proposal has already been substantially implemented

A proposal may be omitted under Rule 14a-8(i)(10) where it has been substantially implemented. The second sentence of the Proposal requests the Company to "Remove the statement (if applicable) placed in the lower section [of the proxy card] announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management."

The Company does not include on its proxy card any statement that all signed proxies that are not voted as to choice will be voted at the discretion of management. n5 Accordingly, the Company believes that the second sentence of the Proposal is not applicable to its proxy card and that therefore the sentence may be omitted from the Company's proxy materials for the Annual Meeting in reliance on Rule 14a-8(i)(10) as having been substantially implemented. **[*14]**

n5 The Company does include on its proxy cards a statement that signed proxy cards that do not indicate a choice will be voted "for" the board of directors' nominees, "for" specified proposals, and "against" other specified proposals. (A sample copy of the Company's proxy card for its 2001 annual meeting is attached hereto as **Exhibit E.** The Company plans to include statements similar to those on Exhibit E on future proxy cards.) This statement differs from the statement that is the subject of the Proposal in that, rather than providing that management will vote the shares at its "discretion," the statement provides share owners with precise information about how their shares will be voted if the proxy card is signed but left blank. Thus, the Company does not believe that the second sentence of the Proposal applies to this statement.

The proxy card also contains a statement regarding the proxies' exercise of discretion with respect to (1) the election of a person to the board of directors if a named nominee is unable to or will not serve and (2) other matters to be raised at the annual meeting. Because this statement is unrelated to the exercise of discretion where no choice is indicated on a proxy card, the Company believes that this statement is also not the subject of the second sentence of the Proposal.

Should the second sentence of the Proposal be aimed at either of the two statements described above, the Company believes the second sentence of the Proposal may be omitted from its proxy materials in reliance on Rule 14a-8(i)(3) on the grounds that the sentence is vague and indefinite, and therefore misleading. If the Company is unable to determine that the Proposal seeks the removal of these statements, the Company's share owners can be expected to be similarly confused by the Proposal's language. **[*15]**

III. Portions of the Proposal and the supporting statement may be excluded under Rule 14a-8(i)(3) because they contain statements that are false and misleading

Rule 14a-8(i)(3) permits companies to omit a shareholder proposal and its related supporting statement if the proposal is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company believes that the following portions of the Proposal and its supporting statement are false and misleading, and therefore intends to omit these portions of the Proposal from its proxy materials for the Annual Meeting in reliance on Rule 14a-8(i)(3).

A. The Proposal contains false and misleading language.

The Proposal states:

> "Management and Directors are requested to Management and Directors are requested to change the format of the Proxy Material in the two areas *which are not fair to the shareowners:* Remove the word "EXCEPT" and re-apply the word

> "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) *placed in the lower section announcing that all signed proxies but not* voted as to choice **[*16]** will be voted at the discretion of Management." (emphasis added)

Inclusion of the words "which are not fair to shareowners" renders the Proposal false and misleading. This language suggests that the Company's proxy card is unfair to share owners unless share owners are given the opportunity to vote "against" the election of director nominees. It also suggests that the Company's proxy card is unfair to share owners because it permits signed proxies to be voted where no vote is indicated on the proxy card. Both of these procedures, however, are blessed by Rule 14a-4, and to suggest that they are unfair to share owners is to disregard Rule 14a-4. Moreover, this language is false and misleading because it suggests that the Company has improperly designed its proxy card to be unfair to share owners. As explained in the Note to Rule 14a-9, "[material which directly or indirectly impugns character, integrity or personal reputation or. . .makes charges concerning improper conduct. . .without factual foundation" may be misleading within the meaning of Rule 14a-9.

B. The first paragraph of the supporting statement is false and misleading.

The first paragraph of the supporting statement **[*17]** is also misleading and may be excluded pursuant to Rule 14a-8(i)(3). This paragraph states:

REASONS:

> This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

Like the statement in the Proposal, unsupported statements in this paragraph suggesting that the Company's proxy materials are unfair and statements accusing "Management and Directors" of being determined to "stay in office by whatever means" are misleading within the meaning of Rule 14a-9.

Moreover, this paragraph is misleading because its suggests that, by providing means for share owners to indicate a vote "against" director nominees, the results of director elections will somehow be affected and management and directors will find it more difficult to stay in office. As explained above in Section I, a vote "against" **[*18]** a director will not have an effect under Delaware law.

Finally, the last sentence of this paragraph is misleading because it suggests that no means is currently available to share owners to indicate that they have received proxy materials and are not voting in accordance with management's recommendations. However, any share owner may return a proxy card that withholds authority to vote for each director nominee and abstains with respect to each other matter on the proxy card. Such a proxy card would have exactly the effect of indicating that the share owner is "present" and not voting, has received the proxy materials, and does not want to receive further vote solicitations.

C. The second paragraph of the supporting statement is false and misleading.

The second paragraph of the supporting statement states:

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, said Shareowners likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

This statement is false **[*19]** and misleading within the meaning of Rule 14a-9 because it (1) charges the directors with improper conduct (in the form of granting "excessive extra remuneration") without factual foundation and (2) refers to a subject -- remuneration of management -- completely unrelated to the topic of the Proposal. The Staff on numerous occasions has permitted companies to exclude portions of supporting statements that address topics irrelevant to the subject matter of the proposal. n6

n6 *See, e.g. Freeport-McMoRan Copper & Gold Inc.* (February 22, 1999) (permitting the omission of references to topics such as the company's compliance with the Foreign Corrupt Practices Act, failure to discuss political issues in Indonesia at an annual meeting and the use of a hover-craft in the context of a proposal to declassify the company's board); *Knight-Ridder, Inc.* (December 28, 1995) (in the context of a proposal regarding stockholder rights plans, the Staff determined that the company could omit paragraphs of the supporting statement relating to the company's position on a strike against one of its newspapers and the advisability of the continued employment of an employee because these paragraphs could be "confusing and misleading to the shareholders because they are unrelated to the subject matter of the proposal"). **[*20]**

In light of the foregoing, the Company believes that phrase "which are not fair to shareowners" in the Proposal and both paragraphs of the supporting statement are false and misleading and that, therefore, these portions of the Proposal and its supporting statement are excludable from the Annual Meeting proxy materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

IV. The Proposal may be omitted Pursuant to Rule 14a-8(i)(8) because the second paragraph of the supporting statement relates to an election of directors

Finally, Rule 14a-8(i)(8) permits companies to omit a shareholder proposal if the proposal "relates to an election for membership to the company's board of directors."

The second paragraph of the supporting statement implicitly recommends that share owners vote against the election of the Company's director nominees. (The paragraph states, "Shareowners. . .have the right to ask for a vote "AGAINST" all Company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management. . . .") The Staff has previously made clear that Rule 14a-8 permits the exclusion not just of shareholder proposals that on their face relate **[*21]** to an election of directors, but also of shareholder proposals where the supporting statements make recommendations regarding an election of directors. For example, in *Phillips Van-Heusen Corp.* (April 6, 1999), the penultimate paragraph of a statement in support of a proposal relating to executive compensation stated: "Please vote YES for this proposal and place an 'X -- against All', for #1 proposal on line for 'except' director nominees, until they stop this practice." The Staff determined that the company could omit the proposal in its entirety unless the proponent deleted this reference to voting for director nominees. n7

n7 *See also Crown Cork & Seal Co., Inc.* (February 24, 1999) (same proposal, statement and Staff determination as in *Phillips); Entergy Corp.* (January 19, 1999) (same proposal, statement and Staff determination as in *Phillips).*

Because the second paragraph of the supporting statement relates to the election of the

Company's directors, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(8).

CONCLUSION

For the foregoing reasons, the Company has determined to omit the Proposal from its proxy materials for the Annual Meeting.

If **[*22]** you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (202) 637-5846.

Very truly yours,

Suzanne A. Barr

ATTACHMENT 1

October 1, 2001

PROPOSAL

I, Mary F. Morse Family Trust, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $ 2000.00 or more value of Company stock, wish to present the following proposal for printing the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign **[*23]** as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

ALTERNATE PROPOSAL SUBSTITUTE

[IF CHANGES MADE AS SUGGESTED FOR UPCOMING PROXY]

I, Mary F. Morse Family Trust, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $ 2000,00 or more in Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

I propose that since Management usually suggests that Shareowners vote "AGAINST" a proposal submitted by one or more of the shareowners, then said Shareowners should likewise vote "AGAINST" the Company nominees for Director until the Directors cease the compensation programs they in turn offer Management above salary and nominal perks.

Please vote "FOR" this Proposal and "AGAINST" the Director Proposal as a right. THANK YOU.

ATTACHMENT 2

MORRIS, [*24] NICHOLS, ARSHT & TUNNELL

1201 NORTH MARKET STREET

P.O. BOX 1347

WILMINGTON, DELAWARE 19899-1347

302 658 9200

302 658 3989 FAX

December 13, 2001

The Coca-Cola Company
P.O. Box Drawer 1734
Atlanta, GA 30301

Ladies and Gentlemen:

You have requested our opinion, as a matter of Delaware law, concerning the effect of a vote "against" a nominee for election as a director of The Coca-Cola Company, a Delaware corporation (the "Company"). Section 216 of the Delaware General Corporation Law (the "DGCL") provides that in the absence of any specification in a corporation's certificate of incorporation or bylaws, "directors shall be elected by a **plurality** of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." 8 **Del. C.** § 216(3). The Company's bylaws provide that directors "shall be elected by **plurality** votes cast in the election for" directors. Accordingly, the directors of the Company are elected by a **plurality** vote. In this respect, the Company is typical of Delaware corporations. **North Fork Bancorporation, Inc. v. Toal,** Del. Ch., C.A. No. 18147, slip op. at 10 n.12 (Nov. 8, 2000) ("North Fork"). **[*25]** ("Typically, directors of Delaware corporations are elected by a **plurality** of voting power present at a meeting in person or represented by proxy."). n1

n1 **North Fork** dealt with the unusual situation where a corporation's bylaws required that directors be elected by a majority of the voting power present at a meeting. The question before the Court was whether proxy cards marked "withhold authority" represented "voting power present" at the meeting.

Where directors are elected by a **plurality** vote, those nominees for director who receive the greatest number of favorable votes are elected. **Model Business Corporation Act,** § 7.28, pp. 7-62 (1999) ("A **'plurality'** means that the individuals with the largest number of votes are elected as directors up to the maximum number of directors to be chosen at the election.") As a consequence, a vote against a director, in and of itself, has no effect. To *illustrate, if at an election of directors, five directors are to be elected and ten persons have* been nominated to fill the five available directorships, the five nominees receiving the greatest number of favorable votes will be elected to the seats on the board of directors. Even **[*26]** if a greater number of votes were voted **against** the election of a particular nominee than were voted for his or her election, that nominee would nonetheless be elected so long as the votes for his or her election exceeded the number of votes cast in favor of five of the other ten nominees. **Black's Law Dictionary** further illustrates the point. There "**plurality**" is defined as "the excess of the votes cast for one candidate over those cast for any other." The writer then goes on to describe the difference between a **plurality** vote and majority vote:

> Where there are only two candidates, he who receives the greater number of the votes cast is said to have a *majority;* when there are more than two competitors for the same office, the person who receives the greatest number of votes has a ***plurality,*** but he has not a majority unless he receives a greater number of votes than those cast for all his competitors combined, or, in other words, more than one-half of the total number of votes cast.

Black's Law Dictionary 1039 (5th ed. 1979).

The decision of the Delaware Court of Chancery in **North Fork** provides a useful description of the interplay between state law **[*27]** and the rules of the Securities and Exchange Commission, which also illustrates the effect of **plurality** voting. Noting that since 1979, SEC Rule 14a-4(b)(2) has required that proxy cards used for the election of directors provide a "means for security holders to withhold authority to vote for each nominee," the Court observed that when the SEC considered amendments to its rule in 1979, it first proposed the mandatory inclusion of an "against" voting option on proxy cards. However, after receiving public comments, the SEC found that:

> A number of legal commentators questioned the treatment of an "against" vote under state law, most arguing that it normally would have no effect in an election. They also expressed concern that shareholders might be misled into thinking that their against votes would have an effect when, as a matter of substantive law, such is not the case since such votes are treated simply as abstentions. n2

n2 The Court cited **Shareholder Communications Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally,** Exchange Act Release No. 34, 16356 [1979-1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) p 82, 358, 1979 WL 17411 (S.E.C.) at *4 (Nov. 21, 1979). **[*28]**

As a result of this concern, according to the history related by the Court, the SEC dropped the requirement for the inclusion of a vote against option. However, it did include in the final rule the concept of permitting stockholders to withhold authority to vote for a nominee or nominees because it wanted to enable stockholders to express dissent by some means other than simply abstaining. Significantly, the Court went on to agree that the concern of commentators that led to the present language of Rule 14a-4(b)(2) was justified saying, "because most corporate votes typically require a **plurality** (and not a majority as was required by [the defendant's] bylaws) the commentators' concern was well-founded." **North Fork, supra,** at 18 n.23. The Court observed that stockholders could be misled by the availability of the option to vote against, thinking this offered the possibility of defeating the slate. Hence, the Court concluded, "rather than mandating the inclusion of an 'against' vote on proxy cards which could lead to further shareholder cynicism, the SEC compromised, offering shareholders the opportunity to express dissatisfaction by withholding authority to vote for all or specific **[*29]** nominees." **Id.**

For the reasons set forth above, it is our opinion that, as a matter of Delaware law, in an election of directors where directors are elected by a **plurality** vote, a vote against a nominee for election as a director has no effect in determining whether a nominee is elected as a director.

If we can be of any additional assistance in connection with this matter, please do not hesitate to call on us.

Very truly yours,

Morris, Nichols, Arsht & Tunnell

ATTACHMENT 3

Mary F. Morse Family Trust
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711
October 12, 2001

Re: Letter of October 8, 2001

Parth S. Musshi
The Coca Cola Company
Atlanta, GA 30301

COPY OF REPLY BEING FURNISHED ALL WHO CHALLENGE

Thank you for the reminder. I know that only one proposal could be presented to the Stockholders **in the proxy,** but you quote the Rules as: "to the Company, etc." That is fine with me.

I was only offering a choice of one or the other, therefore, to correct the situation I am canceling the Alternate Proposal and entering only the first proposal.

The "second choice" offer reasoning was this: Your Company could perhaps gain good Public Relations by correcting **[*30]** this imbalance without being "notified" of such via my proposal.

I wish to inform you that I presented this item to the SEC for a ruling to save paper work all-around. Six weeks later they responded after a phone call, stating that a proposal has to be objected to prior to a ruling. Neither did they respond to a request that perhaps three copies should be a sufficient number rather than six. I am referring to The National Paperwork Reduction Act of years past, as I remember. I will check this out later on the Internet.

Coca Cola is a fine Company and I have no grudge, only against the "system" used by most firms in their proxies.

Thanks again.

Mary F. Morse

ATTACHMENT 4

Mary F. Morse Family Trust
2l2 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

October 1, 2001

Office of the Secretary
The Coca Cola Company
One Coca Cola Plaza
Atlanta, GA 30313

Dear Secretary:

I wish to enter the enclosed proposal to be printed in the Year 2002 Proxy Material.

To qualify, I state that I am the owner of $ 2000.00 or more in Company stock, having held same over one year, and will continue to hold equity beyond the next Share-owner Meeting. I also plan to be represented **[*31]** at the meeting to present my Proposal.

Should the Company desire to change format this year as proposed, and notify me of such action, then the alternate proposal may be used for this year's insertion.

Thank you,

Mary F. Morse

ATTACHMENT 5

Single Proposal Adjusted To Comply With Requests

September 27, 2001

PROPOSAL

I, Mary F. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $ 2000.00 or more value of Company stock wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an *"AGAINST"* choice is omitted, and has been so for about 15 years with no successful **[*32]** objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only desiring to prevent further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, said Shareowners likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

Mary F. Morse

EXHIBIT D

[As Amended April 30, 1999]

BY-LAWS
OF
OCCIDENTAL PETROLEUM CORPORATION
(hereinafter called the "Corporation")

ARTICLE I

OFFICES

SECTION 1. *Registered Office.* The registered office of the Corporation shall be in the State of Delaware.

SECTION 2. *Other Offices.* The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

ARTICLE II

MEETING OF STOCKHOLDERS

SECTION 1. *Place and Conduct of Meetings.* Meetings of the stockholders for the election of directors or for the transaction of only such other business as may properly be brought before the meeting in accordance with these By-laws shall be held at such time and place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof. The Chairman of such meetings shall have plenary power and authority with respect to all matters relating to the conduct thereof including, without limitation, the authority to limit the amount of time which may be taken by any stockholder or stockholders, the authority to appoint and be advised by a parliamentarian, and the authority to appoint and to instruct a sergeant or sergeants at arms.

SECTION 2. *Annual Meetings.* The Annual Meetings of Stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, for the purpose of electing directors and for the transaction of only such other business as may properly be brought before the meeting in accordance with these By-laws.

To be properly brought before the Annual Meeting, business must be either (a) specified in the notice of Annual Meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the Annual Meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the Annual Meeting by a stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this *Section 2* and on the record date for the determination of stockholders entitled to vote at such Annual Meeting and (ii) who complies with the notice procedures set forth in this *Section 2.*

In addition to any other applicable requirements, for business to be properly brought before an Annual Meeting by a stockholder, the stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a stockholder's notice must be delivered to or mailed to and received at the principal executive offices of the Corporation, not less than seventy (70) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding Annual Meeting; *provided, however,* that in the event that the Annual Meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the Annual Meeting was mailed or such public disclosure was made, whichever first occurs. In no event shall the public announcement of an adjournment of an Annual Meeting commence a new time period for the giving of a stockholder's notice as described above.

To be in proper written form, a stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the Annual Meeting (i) a brief description of the business desired to be brought before the Annual Meeting, the reasons for conducting such business at the Annual Meeting and any material interest in such business of the stockholder and the beneficial owner, if any, on whose behalf the proposal is made, (ii) the name and record address of the stockholder proposing such business, (iii) the class, series and number of shares of the Corporation which are beneficially owned by the stockholder, (iv) a description of all arrangements or understandings between the stockholder and any other person or persons (including their names) in connection with such business, (v) whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends to distribute proxy materials, and (vi) a representation that the stockholder intends to appear, in person or by another person authorized in accordance with the General Corporation Law of the State of Delaware to act as proxy for the stockholder, at the Annual Meeting to present such business.

Notwithstanding anything in the By-laws to the contrary, no business shall be conducted at the Annual Meeting except in accordance with the procedures set forth in this *Section 2; provided, however,* that nothing in this *Section 2* shall be deemed to preclude discussion by any stockholder of any business properly brought before the Annual Meeting.

The Chairman of an Annual Meeting shall, if the facts warrant, determine and declare to the Annual Meeting that business was not properly brought before the Annual Meeting in accordance with the provisions of this *Section 2*, and if he should so determine, he shall so declare to the Annual Meeting and any such business not properly brought before the Annual Meeting shall not be transacted.

Written notice of the Annual Meeting stating the place, date and hour of the Annual Meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

SECTION 3. *Special Meetings.* Unless otherwise prescribed by law or by the Certificate of Incorporation, Special Meetings of Stockholders, for any purpose or purposes, may be called by the Board of Directors or the Chairman of the Board. Written notice of a Special Meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

SECTION 4. *Quorum.* Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

SECTION 5. *Voting.* Unless otherwise required by law, the Certificate of Incorporation or these By-laws, any question brought before any meeting of stockholders shall be decided by the affirmative vote of a majority of the shares present in person or by proxy at the meeting for the purposes of determining the presence of a quorum at such meeting. Unless otherwise provided in the Certificate of Incorporation, each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. No vote at any meeting of stockholders need be by written ballot unless the Board of Directors, in its discretion, or the officer of the Corporation presiding at the meeting, in his discretion, specifically directs the use of a written ballot.

SECTION 6. *List of Stockholders Entitled to Vote.* The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

SECTION 7. *Stock Ledger.* The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by *Section* 6 of this *Article II* or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

SECTION 8. *Voting Procedures and Inspectors of Election.* The corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his ability.

The inspectors shall (i) ascertain the number of shares outstanding and the voting power of each, (ii) determine the shares represented at a meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting.

ARTICLE III

DIRECTORS

SECTION 1. *Number and Election of Directors.* Subject to the rights, if any, of holders of preferred stock issued by the Corporation to elect directors of the Corporation, the Board of Directors shall consist of one or more directors, the number of which shall be eleven (11) until changed by resolution duly adopted by the Board of Directors from time to time. Except as provided in *Section* 2 of this Article *III*, directors shall be elected by a plurality of the votes cast at Annual Meetings of Stockholders, and each director so elected shall hold office until his successor is duly elected and qualified, or until his earlier death, disqualification, resignation or removal. No person shall be eligible for election as a director of the Corporation who shall have reached the age of seventy-two (72) at the date of such election. Any director may resign at any time effective upon giving written notice to the Corporation, unless the notice specifies a later time for such resignation to become effective. If the resignation of a director is effective at a future time, the Board of Directors may elect a successor prior to such effective time to take office when such resignation becomes effective. Directors need not be stockholders.

SECTION 2. *Nominations of Directors.* Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors, except as may be otherwise provided in the Certificate of Incorporation of the Corporation with respect to the right of holders of preferred stock of the Corporation to nominate and elect a specified number of directors in certain circumstances. Nominations of persons for election to the Board of Directors of the Corporation may be made at any Annual Meeting (a) by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (b) by any stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this *Section 2* and on the record date for the determination of stockholders entitled to vote at the Annual Meeting and (ii) who complies with the notice procedures set forth in this *Section 2.*

In addition to any other applicable requirements, for a nomination to be made by a stockholder, the stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than seventy (70) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding Annual Meeting; *provided, however,* that in the event that the Annual Meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs. In no event shall the public announcement of an adjournment of an Annual Meeting commence a new time period for the giving of a stockholder's notice as described above.

To be in proper written form, a stockholder's notice to the Secretary must set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, (i) the name, age, business address and residence address of the person, (ii) principal occupation or employment of the person, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by the person, and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the Rules and Regulations of the Securities and Exchange Commission under Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (b) as to the stockholder giving the notice, (i) the name and record address of such stockholder, (ii) the class or series and number of shares of capital stock of the Corporation which are beneficially owned by the stockholder, (iii) a description of all arrangements or understandings between the stockholder or the beneficial owner, if any, on whose behalf the nomination is made and each proposed nominee and any other person or persons (including their names) pursuant to which the nominations are to be made by such stockholder, (iv) whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends to distribute proxy materials, (v) a representation that the stockholder intends to appear, in person or by another person authorized in accordance with the General Corporation Law of the State of Delaware to act as proxy for the stockholder, at the Annual Meeting to nominate the persons named in the stockholder's notice, and (vi) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the Rules and Regulations of the Securities and Exchange Commission under Section 14 of the Exchange Act. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this *Section 2.* If the Chairman of the Annual Meeting determines that a nomination was not made in accordance with the foregoing procedure, the Chairman shall declare to the meeting that the nomination was defective and the defective nomination shall be disregarded.

SECTION 3. *Vacancies.* Any newly created directorship resulting from an increase in the number of directors or any other vacancy on the Board of Directors may be filled by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a newly created directorship resulting from an increase in the number of directors or any other vacancy shall hold office for a term that shall expire at the next Annual Meeting of Stockholders.

SECTION 4. *Duties and Powers.* The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-laws directed or required to be exercised or done by the stockholders.

SECTION 5. *Meetings.* The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, if there be one, the President, or any three directors. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight hours before the date of the meeting, by telephone, telegram or telecopy on twenty-four hours notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

SECTION 6. *Quorum.* Except as may be otherwise specifically provided by law, at all meetings of the Board of Directors or of any committee thereof, a majority of the members of the entire Board of Directors or of the said committee shall constitute a quorum for the transaction of business; and the act of a majority of the directors or members of the committee present at any meeting at which there is a quorum shall be the act of the Board of Directors or of the said committee, as the case may be. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors or members of the committee if any action taken is approved by at least a majority of the required quorum for that meeting. If a quorum shall not be present at any meeting of the Board of Directors or of any committee thereof, the directors or members of the committee present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

SECTION 7. *Actions of Board.* Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

SECTION 8. *Meetings by Means of Conference Telephone.* Members of the Board of Directors of the Corporation, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this *Section* 8 shall constitute presence in person at such meeting.

SECTION 9. *Committees.* The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member.

Any committee, to the extent allowed by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation. Meetings of any committee may be called by the Chairman of such committee, if there be one, or by any two members thereof other than such Chairman. Notice thereof stating the place, date and hour of the meeting shall be given to each member by mail not less than forty-eight hours before the date of the meeting; by telephone, telegram or telecopy on twenty-four hours notice; or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances. Each committee shall keep regular minutes and report to the Board of Directors when required.

SECTION 10. *Compensation.* The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors and/or a stated annual fee as a director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

SECTION 11. *Interested Directors.* No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (i) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

ARTICLE IV

OFFICERS

SECTION 1. *General.* The officers of this Corporation shall be chosen by the Board of Directors and shall be a Chairman of the Board, who shall be the Chief Executive Officer, any number of Vice Chairmen, a President, a Senior Operating Officer, any number of Executive Vice Presidents, one or more of whom may be designated Senior Executive Vice President, any number of Vice Presidents with such rank as the Board of Directors may designate, a Secretary, any number of Assistant Secretaries, a Treasurer, and any number of Assistant Treasurers. One of such Executive Vice Presidents or Vice Presidents shall be designated Chief Financial Officer and shall have responsibility, subject to the direction of the Board of Directors, the Chairman of the Board and the President, for the management of the Corporation's financial affairs. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these By-laws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.

SECTION 2. *Election.* The Board of Directors at its first meeting held after each Annual Meeting of Stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in an office of the Corporation shall be filled by the Board of Directors.

SECTION 3. *Remuneration.* The Board of Directors shall have the power to fix and determine the salaries and other remuneration, and the terms and conditions thereof, of all executive officers of the Corporation.

SECTION 4. *Chairman of the Board of Directors.* The Chairman of the Board of Directors shall preside at all meetings of the stockholders and of the Board of Directors and the Executive Committee, if any, shall have general and active management of the business and affairs of the Corporation, shall have plenary power to issue orders and instructions to all officers and employees of the Corporation, and shall see that all orders and resolutions of the Board of Directors and the Executive Committee, if any, are carried into effect. He shall be the Chief Executive Officer of the Corporation, and except where by law the signature of the President is required, the Chairman of the Board of Directors shall possess the power to enter into and sign all contracts, certificates and other instruments of the Corporation, and shall have the power to delegate any portion of his authority under these By-laws to any other officer of the Corporation. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-laws or by the Board of Directors.

SECTION 5. *Vice Chairmen of the Board of Directors.* The Vice Chairman of the Board of Directors or Vice Chairmen of the Board of Directors, if there is more than one (in the order designated by the Board of Directors), shall perform such duties and may exercise such powers as from time to time may be assigned to him by the Board of Directors or the Chairman of the Board of Directors.

SECTION 6. *President.* The President shall perform such duties and have such powers as the Board of Directors or the Chairman of the Board may from time to time prescribe. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors. If there be no Chairman of the Board of Directors, the President shall be the Chief Executive Officer of the Corporation. The President shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-laws, by the Board of Directors or by the Chairman of the Board of Directors.

SECTION 7. *Senior Operating Officer.* The Senior Operating Officer shall perform such duties and have such powers as are prescribed for Executive Vice Presidents and Vice Presidents under these By-laws and under any resolution of the Board of Directors and shall perform such additional duties and have such additional powers as the Board of Directors or the Chairman of the Board of Directors may from time to time prescribe. The Senior Operating Officer shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-laws, by the Board of Directors, or by the Chairman of the Board of Directors.

SECTION 8. *Executive Vice Presidents and Vice Presidents.* At the request of the President or in his absence or in the event of his inability or refusal to act (and if there be no Chairman of the Board of Directors), the Executive Vice Presidents and Vice Presidents (in the order designated by the Board of Directors) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors or the Chairman of the Board of Directors from time to time may prescribe. If there be no Chairman of the Board of Directors and no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

SECTION 9. *Secretary.* The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees of the Board of Directors when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the Chairman of the Board of Directors, under whose supervision he shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be any, shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

SECTION 10. *Treasurer.* Subject to the direction of the Chief Financial Officer, the Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chairman of the Board and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

SECTION 11. *Assistant Secretaries.* Except as may be otherwise provided in these By-laws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the Chairman of the Board of Directors, the President, any Vice President, if there be any, or the Secretary, and in the absence of the Secretary or in the event of his disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

SECTION 12. *Assistant Treasurers.* Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the Chairman of the Board of Directors, the President, any Vice President, if there be any, or the Treasurer, and in the absence of the Treasurer or in the event of his disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

SECTION 13. *Other Officers.* Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

SECTION 14. *Officers of Divisions.* The officers of divisions of the Corporation shall perform such duties and may exercise such powers as the Chairman of the Board may from time to time prescribe.

ARTICLE V

STOCK

SECTION 1. *Form of Certificates.* Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice President and (ii) by the Chief Financial Officer or the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation.

SECTION 2. *Signatures.* Where a certificate is countersigned by (i) a transfer agent other than the Corporation or its employee, or (ii) a registrar other than the Corporation or its employee, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

SECTION 3. *Certificates.* The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

SECTION 4. *Transfers.* Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by his attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued.

SECTION 5. *Record Date.* In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

SECTION 6. *Beneficial Owners.* The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

ARTICLE VI

NOTICES

SECTION 1. *Notices.* Whenever written notice is required by law, the Certificate of Incorporation or these By-laws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, telex or cable or by facsimile or other electronic transmission. Notice given by any such means shall be deemed to have been given at the time delivered, sent or transmitted.

SECTION 2. *Waivers of Notice.* Whenever any notice is required by law, the Certificate of Incorporation or these By-laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE VII

GENERAL PROVISIONS

SECTION 1. *Dividends.* Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property, or in shares of the capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

SECTION 2. *Disbursements.* All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

SECTION 3. *Fiscal Year.* The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

SECTION 4. *Corporate Seal.* The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

SECTION 5. *Stock Held by Corporation.* Powers of attorney, proxies, waivers of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name and on behalf of the Corporation by the Chairman of the Board, or such other officer or officers as the Board of Directors or the Chairman of the Board may designate, and any such officer shall have full power and authority on behalf of the Corporation, in person or by proxy, to attend, and to act and vote at, any meeting of stockholders of any corporation in which the Corporation may hold securities, and at any such meeting shall possess, and may exercise, any and all of the rights and powers incident to the ownership of such securities.

ARTICLE VIII

INDEMNIFICATION

SECTION 1. *Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation.* Subject to *Section 3* of this *Article VIII,* the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

SECTION 2. *Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation.* Subject to *Section 3* of this *Article VIII,* the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

SECTION 3. *Authorization of Indemnification.* Any indemnification under this *Article VIII* (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in *Section 1* or *Section 2* of this *Article VIII,* as the case may be. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent, however, that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in *Section 1* or *Section 2* of this *Article VIII,* or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, without the necessity of authorization in the specific case.

SECTION 4. *Good Faith Defined.* For purposes of any determination under *Section 3* of this *Article VIII,* a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Corporation or another enterprise, or on information, opinions, reports or statements supplied to him by the officers or employees of the Corporation or another enterprise in the course of their duties, or by a committee of the Board of Directors of the Corporation, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports or statements made to the Corporation or another enterprise by an independent certified public accountant, by an appraiser or by another person selected with reasonable care by or on behalf of the Corporation or another enterprise as to matters such person reasonably believes are within such certified public accountant's, appraiser's, or other person's professional or expert competence. The term "another enterprise" as used in this *Section 4* shall mean any other corporation or any partnership, joint venture, trust or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this *Section 4* shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in *Sections 1* or *2* of this *Article VIII*, as the case may be.

SECTION 5. *Indemnification by a Court.* Notwithstanding any contrary determination in the specific case under *Section 3* of this *Article VIII*, and notwithstanding the absence of any determination thereunder, any director, officer, employee or agent may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under *Sections 1* and *2* of this *Article VIII.* The basis of such indemnification by a court shall be a determination by such court that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standards of conduct set forth in *Sections 1* or *2* of this *Article VIII*, as the case may be. Notice of any application for indemnification pursuant to this *Section 5* shall be given to the Corporation promptly upon the filing of such application.

SECTION 6. *Expenses Payable in Advance.* Expenses incurred in defending or investigating a threatened or pending action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this *Article VIII.*

SECTION 7. *Non-exclusivity and Survival of Indemnification.* The indemnification and advancement of expenses provided by this *Article VIII* shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-law, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in *Sections 1* and *2* of this *Article VIII* shall be made to the fullest extent permitted by law. The provisions of this *Article VIII* shall not be deemed to preclude the indemnification of any person who is not specified in *Sections 1* or *2* of this *Article VIII* but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise. The indemnification and advancement of expenses provided by this *Article VIII* shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

SECTION 8. *Insurance.* The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power or the obligation to indemnify him against such liability under the provisions of this *Article VIII.*

SECTION 9. *Meaning of "Corporation" for Purposes of Article VIII.* For purposes of this *Article VIII*, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this *Article VIII* with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

OPCB0998.DOC

EXHIBIT E

OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 17, 2002

VIA FEDERAL EXPRESS

Mr. Robert D. Morse
212 Highland Avenue
Moorestown, New Jersey 08057-2717

Re: Stockholder Proposal

Dear Mr. Morse:

Pursuant to Rule 14a-8(j)(i) of the Securities Exchange Act of 1934, as amended, Occidental Petroleum Corporation is hereby notifying you of its intention to omit the proposal you submitted from management's proxy materials with respect to the 2003 Annual Meeting of Stockholders. The Corporation's reasons for omitting your proposal are set forth in the Corporation's letter of even date herewith to the Securities and Exchange Commission, a copy of which is attached hereto.

Very truly yours,

Linda S. Peterson

Linda S. Peterson

Enclosures

lsp\sec\NOACT2002-MorseA.doc

RECEIVED

2003 JAN -2 AM 9: 28

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Robert D. Morse
212 Highland Avenue
Moorestown, NJ, 08057-2717

Ph: 856 235 1711
December 23, 2002

Grace K. Lee, Attny. Advisor
Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 4-2
450 Fifth Street, NW
Washington, DC 20549

Re: For Occidental Petroleum Corp. letter of
December 19, 2002
to the SEC. A 49 page filing.
Copy received December 20, 2002

Dear Ms. Lee:

I have received yet another objection to printing my Proposal, in that the Company claims that State Plurality Law would be violated, and that is followed by stating that my Proposal would also violate SEC regulations, or Laws as "false and misleading" It is just more misleading to a shareowner who thinks they are able to offer an objection by "withholding" as to certain nominees, when in fact all candidates win as there can be no "Against" voting.

Included in the packet are copies permitting my proposal to both Merck, Inc. and AT&&T, both revoked on appeal. No proof submitted that my claim of plurality voting is invalid, in that a "Right to Dissent" is denied.

Also, there is a copy of my mailing envelope, and two copies showing my OXY holdings, all unnecessary, and a 15 page submission of prior correspondence regarding other company's decisions, not a "proof-positive" that my claim is invalid. Topping this is an un-necessary 13 page copy of Occidental's By-laws and duplicate first page which overwhelms the SEC with paperwork Note 1995 "National Paperwork Reduction Act".

There is no submission of proof that a shareowner's "Right of Dissent" has not been denied in any objections, but some note that: "the commission considered and rejected a proposal similar to mine". This was accomplished under pressure from legal input, or lobbyists representing corporate interests. What is wrong with the right to represent oneself as being opposed to the nominees presented by management? As I stated many times, the Laws/Rules are unconstitutional and/or contrary to the Bill of Rights as discriminatory in that respect. It is up to the Commission to stand fast to this standard, and allow a legitimate objection to the system in effect now.

I would expect a re-admission of my right to have the Proposal printed in all cases presented to the Commission, including the "non attendance" Rule, as being discriminatory.

6 copies to SEC
1 copy to Company

Sincerely,
Robert D. Morse

Robert D. Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 2, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Occidental Petroleum Corporation
Incoming letter dated December 17, 2002

The proposal requests that the board make particular revisions to its proxy materials.

There appears to be some basis for your view that Occidental may exclude the proposal under rule 14a-8(i)(2). In this regard, because Occidental's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in Occidental's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Occidental omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Grace K. Lee
Special Counsel